

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2019

Andrea Petersen
Chief Executive Officer
School of Whales Commercial Real Estate Equity Fund, LLC
2900 SW 28th Terrace, Suite 202
Miami, FL 33133

> **Re: School of Whales Commercial Real Estate Equity Fund, LLC**
> **Amendment No. 1 to Form 1-A**
> **Filed July 10, 2019**
> **File No. 024-10995**

Dear Ms. Petersen:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 30, 2019 letter.

Amendment No. 1 to Form 1-A

General

1. We note your response to prior comment 1 and your revised disclosure that principals of your manager manage funds that have similar investment objectives. We continue to believe that you should provide disclosure consistent with Guide 5, including disclosure regarding prior programs and manager compensation. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06, Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

2. We note your response to prior comment 4 of our letter. We were not able to locate the revised disclosure and therefore reissue our comment. We note your disclosure that the requirement to arbitrate does not apply to claims under the federal securities laws and the

rules and regulations promulgated thereunder. Please ensure that your governing documents clearly state this as well. For example only, please revise section 13 of your operating agreement.

Our ability to make distributions to our Members ..., page 18

3. We note your response to prior comment 6 and your revised disclosure. In light of your lack of assets and operations, we are unable to agree with your analysis regarding a reasonable basis for an 8% return. Please revise accordingly and remove this disclosure.

Policies with Respect to Certain Transactions, page 31

4. We note your response to prior comment 8 of our letter and the revised disclosure. It appears that paying any price to an affiliate above the valuation price established by an independent appraiser may present a conflict. Please revise to describe this conflict, including any applicable risks.

You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jennifer Gowetski at 202-551-3401 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities

cc: James Dodrill, Esq.